Exhibit 3.1

ARTICLES OF AMENDMENT TO

AMENDED AND RESTATED ARTICLES OF INCORPORATION OF

DOLPHIN ENTERTAINMENT, INC.

A FLORIDA CORPORATION

Pursuant to the provisions of Sections 607.1003 and 607.1006 of the Florida Business Corporation Act, Statutes, Dolphin Entertainment, Inc., a Florida corporation (the “Corporation), Florida Document Number P14000097818, adopts the following amendment (the “Amendment”) to its Amended and Restated Articles of Incorporation:

Section A, Authorized Shares, of Article III, Capital Stock, shall be amended to read as follows:

A.	AUTHORIZED SHARES

The total number of shares of all classes of stock that the Corporation shall have the authority to issue is Two Hundred Ten Million (210,000,000), of which Two Hundred Million (200,000,000) shares shall be Common Stock having a par value of $0.015 per share and Ten Million (10,000,000) shares shall be Preferred Stock having a par value of $0.001 per share.  The Board of Directors of the Corporation is expressly authorized to provide for the classification and reclassification of any unissued shares of Common Stock or Preferred Stock and the issuance thereof in one or more classes or series without the approval of the shareholders of the Corporation.  Of the Preferred Stock, 50,000 shares have been designated Series C Convertible Preferred Stock having a par value of $0.001 per share.

The foregoing Amendment was adopted by Shareholders of the Corporation on September 23, 2021, and the number of shares cast in favor of the Amendment was sufficient for approval.

Date: September 24, 2021	DOLPHIN ENTERTAINMENT, INC.

	BY:	/s/Mirta A Negrini
	NAME:	Mirta A Negrini
	TITLE:	CFO